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                                                                   Exhibit 4(a)

                                   ADVO Inc.

                      PRESIDENT'S CLUB STOCK AWARD PLAN

Purpose:

The purpose of this President's Club Stock Award Plan (the "Plan") is to provide awards of Common Stock, $.01 par value (the "Common Stock"), of ADVO, Inc. to the trip winners of the Company's President's Club Program.

Effective Date:

The Plan is effective commencing with the 1997 fiscal year for a period of up to five years. The Board of Directors of the Company will determine at the beginning of each fiscal year whether or not the Plan will be utilized in that year.

Administration:

The plan will be administered by ADVO, Inc. Legal, at 1 Univac Lane, P.O. Box 755, Windsor, CT 06095.

The President & COO will make the determination annually as to the awards made to each individual participant

Securities to be offered:

5,000 shares of Common Stock are available for award, under the Plan from the treasury shares. Such shares shall be registered on Form S-8 with the Securities and Exchange Commission. Such shares shall be subject to adjustment for reorganization, recapitalization, reclassification, stock split, reverse stock split or similar event.

Eligibility:

All trip winners of the President's Club, as determined by the rules of that program, are eligible to participate in this Plan. Persons who terminate employment prior to the grant date will not be eligible for participation. Nothing in the Plan should be deemed to give any employee any right to participate in the Plan or receive an award hereunder.

Awards:

Eligible employees will be granted shares of Common Stock under the Plan, effective on the first day of the corresponding President's Club trip, valued at the closing price of the Common Stock on that day on the New York Stock Exchange. If no shares were traded on that date, then the closing price of the last previous date on which a share was so traded will be used.

Resale Restrictions:

Shares awarded under the Plan shall be immediately vested upon grant.

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Tax Effects on Plan Participation:

A recipient will have ordinary income in an amount equal to the fair market value of the shares at the time of the grant. If the Company shall be required to withhold any amounts by reason of any federal, state or local tax rules or regulations in respect to the issue of shares pursuant to the Plan, the Company shall be entitled to deduct and withhold such amounts from any cash payments to be made to the Participant. In any event, the Participant shall make available to the Company, promptly when requested by the Company, sufficient funds to meet the requirements of such withholding and the Company shall be entitled to take and authorize such steps as it may deem advisable in order to have such funds made available to the Company out of any funds or property due or to become due to the Participant.

Amendment and Termination:

The Company reserves the right to alter, suspend, or terminate the Plan at any time without notice and without any liability for making any payment under this plan.

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